UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 14)1

Rockwell Medical, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,278,961
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,278,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

IA, CO

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		164,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

164,841
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		38,490
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

38,490
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

The RBI Opportunities Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,850,920*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,850,920*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,850,920*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%*
14	TYPE OF REPORTING PERSON

OO

* Includes 1,965,117 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

The RBI Opportunities Fund II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,461,423*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,461,423*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,461,423*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%*
14	TYPE OF REPORTING PERSON

OO

* Includes 805,664 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

6

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,515,674*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,515,674*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,515,674*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%*
14	TYPE OF REPORTING PERSON

OO

* Includes 2,770,781 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		66,736
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

66,736
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

8

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,694,110*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		94,986
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,694,110*
	10	SHARED DISPOSITIVE POWER

5,373,947
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,068,057*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%*
14	TYPE OF REPORTING PERSON

IN

* Includes 2,770,781 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

9

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		42,835
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		105,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

42,835
	10	SHARED DISPOSITIVE POWER

5,383,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,426,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 774374102

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (“Amendment No. 14”). This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held in the Separately Managed Accounts and purchased by each of RBI PI, RBI PII, RBI Opportunities, RBI Opportunities II and the RBI Plan were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,278,961 Shares held by the Separately Managed Accounts is approximately $30,648,223, excluding brokerage commissions. The aggregate purchase price of the 164,841 Shares owned directly by RBI PI is approximately $1,099,401, excluding brokerage commissions. The aggregate purchase price of the 38,490 Shares owned directly by RBI PII is approximately $214,716, excluding brokerage commissions. The aggregate purchase price of the 5,541,562 Shares (together with the warrants referenced in the first sentence of the following paragraph) owned in the aggregate by RBI Opportunities and RBI Opportunities II is $22,000,000, excluding brokerage commissions. The aggregate purchase price of the 66,736 Shares owned directly by the RBI Plan is approximately $364,140, excluding brokerage commissions.

Pursuant to the Securities Purchase Agreement (as defined and described in Amendment No. 12 to the Schedule 13D), RBI Opportunities received warrants exercisable into 2,770,781 Shares from the Issuer, of which warrants exercisable into 805,664 Shares were transferred to RBI Opportunities II in an exempt transaction. The warrants have an exercise price of $4.96 per Share and will expire on October 17, 2023.

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 206,686 Shares beneficially owned by Mr. Richmond, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son, is approximately $902,130, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 81,135 Shares beneficially owned by Mr. Curfman, including the 38,300 Shares directly owned by his spouse, is approximately $495,794, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 63,836,661 Shares outstanding as of June 20, 2019, which is the total number of Shares outstanding based on information contained in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2019 and the Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 19, 2019.

11

CUSIP NO. 774374102

A.	Richmond Brothers
(a)	As of the date hereof, 5,278,961 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 5,278,961 Shares held in the Separately Managed Accounts.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,278,961 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer through the Separately Managed Accounts by Richmond Brothers during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.
B.	RBI PI
(a)	As of the date hereof, RBI PI beneficially owned 164,841 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PI has not entered into any transactions in the securities of the Issuer during the past sixty days.
C.	RBI PII
(a)	As of the date hereof, RBI PII beneficially owned 38,490 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 38,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,490
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PII has not entered into any transactions in the securities of the Issuer during the past sixty days.
D.	RBI Opportunities
(a)	As of the date hereof, RBI Opportunities beneficially owned 5,850,920 Shares (including 1,965,117 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9% of the outstanding Shares).

Percentage: Approximately 8.9%

12

CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 5,850,920
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,850,920
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Opportunities has not entered into any transactions in the securities of the Issuer during the past sixty days.
E.	RBI Opportunities II
(a)	As of the date hereof, RBI Opportunities II beneficially owned 2,461,423 Shares (including 805,664 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9% of the outstanding Shares).

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 2,461,423
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,461,423
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Opportunities II has not entered into any transactions in the securities of the Issuer during the past sixty days.
F.	RBI Manager
(a)	As the manager of RBI PI, RBI PII, RBI Opportunities and RBI Opportunities II, RBI Manager may be deemed the beneficial owner of the (i) 164,841 Shares owned by RBI PI, (ii) 38,490 Shares owned by RBI PII, (iii) 5,850,920 Shares beneficially owned by RBI Opportunities and (iv) 2,461,423 Shares beneficially owned by RBI Opportunities II.

Percentage: Approximately 12.8%

(b)	1. Sole power to vote or direct vote: 8,515,674
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,515,674
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Manager has not entered into any transactions in the securities of the Issuer during the past sixty days.
G.	RBI Plan
(a)	As of the date hereof, the RBI Plan beneficially owned 66,736 Shares.

Percentage: Less than 1%

13

CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 66,736
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 66,736
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.
H.	Mr. Richmond
(a)	As of the date hereof, Mr. Richmond beneficially owned 206,686 Shares, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 5,278,961 Shares held in the Separately Managed Accounts, (ii) 164,841 Shares owned by RBI PI, (iii) 38,490 Shares owned by RBI PII, (iv) 5,850,920 Shares beneficially owned by RBI Opportunities, (v) 2,461,423 Shares beneficially owned by RBI Opportunities II and (vi) 66,736 Shares owned by the RBI Plan.

Percentage: Approximately 19.9% (per blocking provision of the warrants)

(b)	1. Sole power to vote or direct vote: 8,694,110
2. Shared power to vote or direct vote: 94,986
3. Sole power to dispose or direct the disposition: 8,694,110
4. Shared power to dispose or direct the disposition: 5,373,947

(c)	The transactions in the securities of the Issuer by Mr. Richmond during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.
I.	Mr. Curfman
(a)	As of the date hereof, Mr. Curfman beneficially owned 81,135 Shares, including 38,300 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 5,278,961 Shares held in the Separately Managed Accounts and (ii) 66,736 Shares owned by the RBI Plan.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 42,835
2. Shared power to vote or direct vote: 105,036
3. Sole power to dispose or direct the disposition: 42,835
4. Shared power to dispose or direct the disposition: 5,383,997

(c)	The transactions in the securities of the Issuer by Mr. Curfman during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.

14

CUSIP NO. 774374102

An aggregate of 14,149,192 Shares (including 2,770,781 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision) are reported in this Amendment No. 14 to the Schedule 13D. In the event that the warrants owned by RBI Opportunities and RBI Opportunities II exercisable into 2,770,781 Shares were not subject to a 19.9% blocking provision, then the Reporting Persons would collectively beneficially own approximately 21.2% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

15

CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2019

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

The RBI Opportunities Fund, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

16

CUSIP NO. 774374102

The RBI Opportunities Fund II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

17

CUSIP NO. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer During the past sixty days

Nature of Transaction	Securities Purchased/(Sold)	Price per Security ($)	Date of Purchase / Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Purchase of Common Stock	33	4.9800	04/29/2019
Sale of Common Stock	(72)	4.9597	04/29/2019
Purchase of Common Stock	1,202	4.9551	04/29/2019
Sale of Common Stock	(92)	4.9598	04/29/2019
Purchase of Common Stock	315	4.7399	05/01/2019
Sale of Common Stock	(127)	4.8542	05/02/2019
Purchase of Common Stock	386	5.1637	05/03/2019
Purchase of Common Stock	74	5.4529	05/06/2019
Purchase of Common Stock	343	5.5400	05/07/2019
Purchase of Common Stock	899	5.5555	05/09/2019
Purchase of Common Stock	1,380	5.5755	05/09/2019
Purchase of Common Stock	1,009	4.9500	05/13/2019
Sale of Common Stock	(49)	5.1080	05/14/2019
Purchase of Common Stock	2,000	5.0407	05/15/2019
Sale of Common Stock	(311)	5.0890	05/15/2019
Purchase of Common Stock	6,030	4.9891	05/15/2019
Purchase of Common Stock	4,032	4.9679	05/15/2019
Sale of Common Stock	(1,757)	4.8611	05/20/2019
Sale of Common Stock	(2,346)	4.8307	05/20/2019
Purchase of Common Stock	442	4.5227	05/20/2019
Sale of Common Stock	(807)	4.8252	05/20/2019
Sale of Common Stock	(2,500)	4.8000	05/20/2019
Purchase of Common Stock	1,455	4.8200	05/22/2019
Purchase of Common Stock	2,123	4.7141	05/22/2019
Sale of Common Stock	(419)	4.6903	05/23/2019
Sale of Common Stock	(981)	4.7381	05/23/2019
Sale of Common Stock	(167)	4.8127	05/24/2019
Purchase of Common Stock	183	4.6500	05/29/2019
Purchase of Common Stock	1,185	4.6422	05/29/2019
Sale of Common Stock	(75)	4.8019	05/29/2019
Purchase of Common Stock	894	4.6400	05/29/2019
Sale of Common Stock	(419)	4.6601	05/29/2019
Sale of Common Stock	(98)	4.6256	05/29/2019
Purchase of Common Stock	2,203	4.5458	05/31/2019
Purchase of Common Stock	1,607	4.3260	06/04/2019
Sale of Common Stock	(110)	4.4700	06/04/2019
Purchase of Common Stock	2,408	4.3089	06/06/2019

Sale of Common Stock	(477)	4.2067	06/06/2019
Sale of Common Stock	(2,644)	4.1362	06/12/2019
Purchase of Common Stock	2,463	3.0450	06/19/2019
Purchase of Common Stock	981	3.0550	06/19/2019
Purchase of Common Stock	1,633	3.0484	06/19/2019
Purchase of Common Stock	1,599	3.1181	06/19/2019
Purchase of Common Stock	3,268	3.0564	06/19/2019
Purchase of Common Stock	1,642	3.0455	06/19/2019
Purchase of Common Stock	1,629	3.0582	06/20/2019
Purchase of Common Stock	1,325	3.0087	06/20/2019
Sale of Common Stock	(1,314)	3.0056	06/20/2019
Sale of Common Stock	(2,465)	3.0034	06/20/2019
Purchase of Common Stock	1,667	3.0056	06/21/2019
Sale of Common Stock	(633)	3.0016	06/21/2019
Purchase of Common Stock	987	3.0400	06/21/2019
Purchase of Common Stock	3,378	2.9599	06/24/2019

Richmond Brothers 401(k) Profit Sharing Plan

Purchase of Common Stock	835	5.6453	05/09/2019
Purchase of Common Stock	499	5.6453	05/09/2019
Purchase of Common Stock	328	5.6453	05/09/2019
Purchase of Common Stock	353	5.6453	05/09/2019
Purchase of Common Stock	106	5.6453	05/09/2019
Purchase of Common Stock	141	5.6453	05/09/2019
Purchase of Common Stock	277	5.6453	05/09/2019
Purchase of Common Stock	215	5.6453	05/09/2019
Purchase of Common Stock	301	5.6453	05/09/2019
Purchase of Common Stock	200	5.6453	05/09/2019

David S. Richmond

Purchase of Common Stock	506	5.6453	05/09/2019

Matthew J. Curfman

Purchase of Common Stock	71	5.6453	05/09/2019
Purchase of Common Stock#	2,051	5.6453	05/09/2019

# By spouse of Matthew J. Curfman.